Exhibit 12(a)

Ratio of Earnings to Fixed Charges

(Dollar amounts in thousands)

						Twenty-Six Weeks
	Fiscal Year Ended					Ended
	September 28,	September 27,	September 26,	September 25,	September 30,	March 31,
	2008	2009	2010	2011	2012	2013
Earnings
Pretax loss from continuing operations	$(46,158)	$(168,916)	$(60,507)	$(55,479)	$(48,437)	$(4,646)
Plus:
Fixed charges	25,256	23,562	18,327	17,342	19,234	8,923
Amortization of capitalized interest	2,064	2,319	1,057	811	727	517
Minus:
Interest capitalized	(966)	(589)	(1,071)	(972)	(1,630)	(699)

Earnings	$(19,804)	$(143,624)	$(42,194)	$(38,298)	$(30,106)	$4,095

Fixed Charges
Add:
Interest expense and capitalized(1)	$19,212	$19,109	$16,113	$15,185	$16,981	$7,999
Amortized premiums, discounts and capitalized expense related to indebtedness	1,521	1,242	834	852	1,200	490
Estimate of interest within rental expense	4,523	3,211	1,380	1,305	1,053	434
Preference security dividend requirements

Total Fixed Charges	$25,256	$23,562	$18,327	$17,342	$19,234	$8,923

Ratio of Earnings to Fixed Charges	(A )	(A )	(A )	(A )	(A )	(A )

(1)	For the fiscal years ended September 28, 2008, September 27, 2009, September 26, 2010, September 25, 2011, and September 30, 2012, and the 26 weeks ended March 31, 2013, Interest expenses and capitalized includes non-cash interest of $8,075, $8,793, $8,456, $7,576, $5,467 and $1,820.
(A)	Due to insufficient earnings or losses, the ratio coverage was less than 1:1 for each period presented in the table above. We would have needed to generate additional earnings of $45,060 for the fiscal year ended September 28, 2008, $167,186 for the fiscal year ended September 27, 2009, $60,521 for the fiscal year ended September 26, 2010, $55,640 for the fiscal year ended September 25, 2011, $49,340 for the fiscal year ended September 30, 2012 and $4,828 for the 26 weeks ended March 31, 2013 in order to cover the fixed charges in those periods.